12011573

SEC Mail Processing Section

FEB 28 2012

Washington, DC 125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Loop Capital Markets, LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Jackson Blvd., Suite 1600

(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert R. Grace, Jr. **(312) 913-4900**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP

(Name – *if individual, state last, first, middle name*)

One South Wacker, Suite 800	Chicago	IL	60606-3392
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY 02

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 4/03

OATH OR AFFIRMATION

I, Albert R. Grace, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Loop Capital Markets, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

February 23, 2012

NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Board of Managers
Loop Capital Markets, LLC
Chicago, Illinois

We have audited the accompanying statements of financial condition of Loop Capital Markets, LLC (the Company) as of December 31, 2011 and 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Loop Capital Markets, LLC as of December 31, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2012

Loop Capital Markets, LLC

Statements of Financial Condition
December 31, 2011 and 2010

	2011	2010
Assets		
Cash and cash equivalents	$ 10,075,340	$ 14,710,763
Deposits with clearing brokers	100,000	156,073
Due from clearing brokers	22,097,207	17,661,345
Fees and commissions receivable	2,851,352	2,647,211
Underwriting receivables	1,939,808	6,117,984
Securities owned, at fair value	1,738,208	2,554,968
Prepaid expenses and other	526,786	685,704
Furniture and equipment, net	801,127	922,398
Goodwill	3,900,000	-
Total assets	$ 44,029,828	$ 45,456,446
Liabilities and Members' Equity		
Liabilities		
Notes payable	$ 2,700,000	$ -
Obligations under capital leases	312,837	502,924
Accounts payable	1,032,321	1,028,423
Accrued expenses	11,438,405	16,312,234
Accrued taxes	61,741	331,940
Deferred rent	328,682	369,579
Total liabilities	15,873,986	18,545,100
Members' equity	28,155,842	26,911,346
Total liabilities and members' equity	$ 44,029,828	$ 45,456,446

See Notes to Statements of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Loop Capital Markets, LLC (the Company) is organized as a Delaware limited liability company under the Delaware Limited Liability Company Act. As a limited liability company, the members' liability is limited to the equity in the Company. Profits, losses, contributions, and distributions of the Company are allocated in accordance with the respective members' ownership interests.

The Company trades fixed income securities on a principal basis, provides equity brokerage, underwriting services, fixed income analytical services, financial advisory and mergers and acquisition services for institutional customers.

The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not carry security accounts for customers, nor does the Company perform custodial functions relating to customer securities. All customer transactions are executed and cleared through another registered broker on a fully disclosed basis and, as such, the Company is exempt from the provision of Rule 15c3-3(k)(2)(ii) of the SEC.

A summary of the Company's accounting policies are as follows:

Accounting policies: The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operation, and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the *FASB Accounting Standards Codification™*, sometimes referred to as the Codification or ASC.

The Company follows FASB ASC Topic 805, *Business Combinations*, which applies to all transactions and other events in which one entity obtains control over one or more other businesses. ASC Topic 805 requires an acquirer, upon initially obtaining control of another entity, to recognize the assets, liabilities, and any non-controlling interest which they acquire, be recorded at fair value as of the acquisition date. Contingent consideration is required to be recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be determinable beyond a reasonable doubt. ASC Topic 805 requires acquirers to expense acquisition-related costs as incurred.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: Cash and cash equivalents include highly liquid instruments with original maturities of three months or less at the date of acquisition. Cash equivalents consist of money market funds. The Company maintains deposits with financial institutions in amounts that exceed the federally insured limits. The Company does not believe it is exposed to significant credit risk.

Fair value of financial instruments: Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value or are short-term or replaceable on demand. The carrying amounts approximate their fair values.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Securities transactions: Proprietary securities transactions in regular way trades are recorded on trade date, as if they had settled and are carried at fair value. Profits and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

Commissions: Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Furniture and equipment: Furniture and equipment are stated at cost. Provisions for depreciation and amortization of furniture and equipment are computed under the straight-line method over the estimated useful lives of the assets.

Impairment of long-lived assets: The Company reviews long lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable, no less than annually. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such losses.

Goodwill: The Company's goodwill was recorded as a result of the Company's business combination in 2011. The Company has recorded the business combination using the acquisition method of accounting. The Company will test its recorded goodwill for impairment on an annual basis, or more often if indicators of potential impairment exist, by determining if the carrying value of each reporting unit exceeds its estimated fair value. Factors that could trigger an interim impairment test include, but are not limited to, underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the Company's overall business, significant negative industry or economic trends and a sustained period where market capitalization, plus an appropriate control premium, is less than members' equity. The Company tests for impairment as of the 31st of December each year. Future impairment reviews may require write-downs in the Company's goodwill and could have a material adverse impact on the Company's operating results for the periods in which such write-downs occur.

Assets held under capital lease: Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease. Amortization expense is computed using the straight-line method over the estimated useful lives of the assets.

Deferred rent: Rent expense for leased office space is recorded on the straight-line method over the terms of the related lease agreement. Deferred rent is recorded for certain concessions received by the Company.

Revenue recognition: Short-term income and equity commissions are recorded on a trade date basis. Underwriting fees are recorded and earned when all significant items relating to the underwriting cycle have been substantially completed and the income is reasonably determinable. Financial advisory, mergers and acquisition service fees and interest and dividend income are recorded when earned.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Income taxes: As a limited liability company, the Company elected to be treated as a partnership. Consequently, taxable income or loss is allocated to the members in accordance with the operating agreement and no provision or liability for federal income taxes has been included in the financial statements. The Company is liable for certain state and local income taxes.

FASB requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. At December 31, 2011 and 2010, management has determined that there are no material uncertain income tax positions. The Company files state and local income tax returns. The Company is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2008.

Recent accounting pronouncement: In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs* (ASU 2011-04). ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Company is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Company's financial statements.

In November 2011, the FASB issued ASU 2011-11 — *Balance Sheet (Topic 210)* containing new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual and interim periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company is currently evaluating the effect that the provisions of ASU 2011-11 will have on the Company's financial statements.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Note 2. Assets and Liabilities Reported at Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) measurements and the lowest priority to unobservable inputs (Level 3) measurements. A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Securities that trade in active markets and are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency are classified within Level 1 and Level 2 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010:

	December 31, 2011			
Description	Level 1	Level 2	Level 3	Total
Securities owned:				
Municipal bonds	$ 1,063,208	$ 675,000	$ -	$ 1,738,208

	December 31, 2010			
Description	Level 1	Level 2	Level 3	Total
Securities owned:				
Municipal bonds	$ 1,879,968	$ 675,000	$ -	$ 2,554,968

The Company assesses the levels of the investments at each measurement day, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer.

Note 3. Due from Clearing Brokers

The Company clears its proprietary and customer transactions through broker-dealers on a fully disclosed basis. At December 31, 2011 and 2010, the Company had net amounts due from its clearing brokers of $22,097,207 and $17,661,345, respectively.

Note 4. Acquisition, Goodwill and Notes Payable

As part of the Company's long-term business strategy, the Company may acquire assets and businesses that are aligned with its business model. The purchase price includes assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition.

On January 10, 2011, the Company acquired 100% of the membership interests of Gardner, Underwood & Bacon LLC (GUB), a company that offered municipal financial advisory services. The consideration for the acquisition was $3,900,000 of notes payable incurred with GUB, of which $2,700,000 remains outstanding at December 31, 2011 on the statement of financial condition. The consideration was allocated entirely to goodwill, and goodwill is expected to be deductible for income tax purposes. The goodwill arising from the acquisition consists largely of the synergies and economies of scale expected from combining operations.

Following are the scheduled maturities of the notes payable:

2012	$ 1,500,000
2013	1,200,000
	$ 2,700,000

Note 5. Furniture and Equipment

At December 31, 2011 and 2010, the Company had furniture and equipment as follows:

	2011	2010
Equipment	$ 1,516,016	$ 1,515,944
Furniture and fixtures under capital leases	525,888	525,888
Furniture and fixtures	1,305,970	1,255,970
	3,347,874	3,297,802
Less accumulated depreciation and amortization	(2,546,747)	(2,375,404)
	$ 801,127	$ 922,398

Note 6. Senior Revolving Line-of-Credit

The Company has a $100 million senior revolving line-of-credit agreement with Harris Trust and Savings Bank (Harris) due April 30, 2014 that it intermittently draws on based on business needs. Interest is at a rate agreed upon by the Company and Harris, which varies from time to time. The agreement is collateralized by certain securities and other property as defined in the agreement.

As of December 31, 2011 and 2010, the Company had no outstanding advances under this revolving line-of-credit agreement.

Note 7. Employee Benefit Plan

The Company maintains an employee 401(k) plan covering substantially all of its eligible employees as defined by the plan. Under the terms of the plan, management may make discretionary matching contributions.

Note 8. Capital Leases

The Company has entered into capital leases to finance the acquisition of certain furniture and equipment. Future minimum lease payments due under capital lease obligations subsequent to December 31, 2011 are as follows:

2012	$ 197,023
2013	126,632
Total minimum lease payments	323,655
Less amount representing interest	(10,818)
Present value of minimum lease payments	$ 312,837
Less: current portion	197,023
Long-term portion	$ 126,632

Note 9. Operating Leases

The Company leases office space in Chicago and New York City under non-cancelable operating teases that expire during various times through January 2021. Additionally, the Company leases office space in various other locations with lease terms of one year or less, which, due to the short-term nature of the leases, are not included in the schedule below. The Company is responsible for utilities, real estate taxes, and maintenance on its leased office spaces.

Future minimum rental payments under non-cancelable operating leases with remaining terms in excess of one year as of December 31, 2011 for each of the next five years and in the aggregate are:

2012	$ 1,165,305
2013	1,234,263
2014	1,242,694
2015	1,294,421
2016	1,346,147
Thereafter	5,795,442
Total minimum lease payments	$ 12,078,272

Note 10. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities through its principal correspondent broker-dealer and others. Amounts due to the clearing broker, if any, and securities sold, not yet purchased are collateralized by securities owned and cash on deposit with the clearing broker. In the event such parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the correspondent broker-dealer and others. It is the Company's policy to periodically review, as necessary, the credit standing of such correspondent broker-dealer and others.

Credit risk arises primarily from the potential inability of counterparties to perform in accordance with the terms of a contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of individual exchanges.

Note 11. Commitments and Contingent Liabilities

The Company is an introducing broker, which executes and clears all transactions with and for customers on a fully disclosed basis with another broker and in connection with this arrangement the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers.

In the ordinary course of business, the Company may be named as a defendant in, or be party to, various pending and threatened legal proceedings. In view of the intrinsic difficultly in ascertaining the outcome of such matters, the Company cannot state what the eventual outcome of any such proceeding will be. As a result of the Company's participation in an underwriting syndicate, the Company has been named in a class action lawsuit. Management believes that liabilities arising out of these proceedings will not have a material adverse effect on the financial statements of the Company.

Note 12. Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing brokers, against specified losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 13. Net Capital Requirements

Pursuant to Rule 15c3-1 of the SEC, the Company is required to maintain minimum "net capital" equal to the greater of $250,000 or 6-2/3 percent of "aggregate indebtedness," as these terms are defined, and that the ratio of aggregate indebtedness to net capital both as defined, not to exceed 15 to 1. Net capital changes from day to day, but at December 31, 2011, the Company had net capital and net capital requirements of approximately $19,420,000 and $1,057,000, respectively, and its net capital ratio was 0.82 to 1. The minimum net capital may effectively restrict the payment of distributions.